UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Fourth Quarter and Full Year 2013 Financial report
Regulated Information
March 13, 2014 - 7:00 a.m. CET

DELHAIZE GROUP 2013 RESULTS

Financial Highlights 2013

»	Group revenue growth of 2.6% at identical exchange rates; organic revenue growth of 3.1%

»	Food Lion phase roll-out completed

»	Underlying operating profit of €753 million (-4.2%) or €769 million at identical exchange rates (-2.1%)

»	Free cash flow generation of €669 million

»	Adoption of a dividend policy to pay out approximately 35% of underlying Group share in net profit from continued operations. Proposed full year gross dividend of €1.56 per share, an 11% increase compared to 2012.

Financial Highlights Fourth Quarter 2013

»	Group revenue growth of 3.0% at identical exchange rates; organic revenue growth of 3.2%

»	Solid comparable store sales growth at Delhaize America (+2.8%) driven by Food Lion and at Delhaize Belgium (+2.4%)

»	Underlying operating margin of 3.4%; impacted by continued price investments in the U.S.

Executive Committee Changes

»	Marc Croonen appointed as Chief Human Resources Officer and member of the Executive Committee

»	Dirk Van den Berghe appointed as member of the Executive Committee in combination with his role as CEO Delhaize Belgium & Luxembourg

»	CEO Comments

Frans Muller, Chief Executive Officer of Delhaize Group, commented: “Since joining as CEO in November 2013, I have gained a thorough understanding of our Group, of the different markets in which we operate and of our banners. Our Group has strong foundations, with leadership positions in nearly all our markets, a solid balance sheet, and passionate associates. Since the beginning of the year, we continue to have positive momentum at Delhaize America while facing challenges in Belgium and Serbia.”

“In 2014, we will further differentiate our offer and support our core banners by focusing on maintaining or strengthening our local leadership positions. We will pursue operational efficiencies and exercise continued capital discipline in order to fund this.”

“For the current year, our capital expenditures will increase to approximately €625 million and we plan to open 180 stores. We intend to maintain or improve sales growth and continue to generate a healthy level of free cash flow.”

»	Financial Summary

Q4 2013(1)				2013(1)
Actual Results	At Actual Rates	At Identical Rates	€ in millions, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates
5 338	+0.1%	+3.0%	Revenues	21 108	+0.6%	+2.6%
312	–13.2%	–10.5%	EBITDA	1 279	+3.7%	+5.9%
157	N/A	N/A	Operating profit	487	+17.3%	+20.8%
2.9%	—	—	Operating margin	2.3%	—	—
182	–7.4%	–4.8%	Underlying operating profit	753	–4.2%	–2.1%
3.4%	—	—	Underlying operating margin	3.6%	—	—
113	N/A	N/A	Profit before taxes and discontinued operations	303	+60.4%	+65.5%
100	N/A	N/A	Net profit from continuing operations	226	+41.1%	+46.2%
101	N/A	N/A	Group share in net profit	179	+71.8%	+78.5%
1.00	N/A	N/A	Basic earnings per share - Group share in net profit	1.77	+71.4%	+78.1%

(1)	The average exchange rate of the U.S. dollar against the euro weakened by 4.7% in the fourth quarter of 2013 (€1 = $1.3610) compared to the fourth quarter of 2012 and weakened by 3.3% in 2013 (1€ = $1.3281) compared to 2012.

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»	Full Year 2013 Income Statement

Revenues

In 2013, Delhaize Group realized revenues of €21.1 billion. This represents an increase of 0.6% at actual exchange rates or 2.6% at identical exchange rates. Organic revenue growth was 3.1%.

In 2013, the revenue performance was the result of:

•	Revenue growth of 1.9% in the U.S. at identical exchange rates, driven by comparable store sales growth of 2.0%;

•	Revenue growth of 3.0% in Belgium as a result of network growth and comparable store sales growth of 1.8%, mainly resulting from retail inflation; and

•	Revenue growth of 5.0% at identical exchange rates in Southeastern Europe driven by a strong performance in Greece and expansion in Romania, partly offset by a -0.3% comparable store sales evolution attributable to a difficult environment in Serbia.

Gross margin

Gross margin was 24.2% of revenues, an 8 basis points decrease at identical exchange rates due to price investments and promotional intensity in Belgium and the U.S., which was partly offset by improved procurement conditions.

Other operating income

Other operating income was €129 million, an increase of €13 million compared to last year primarily due to €9 million gains resulting from the sale of City stores in Belgium and the reversal of litigation and legal provisions in Serbia.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.2% of revenues and were 15 basis points higher than last year at identical exchange rates mainly due to the bonus reduction in the U.S. and a payroll tax refund in Belgium both in 2012 and termination benefits in 2013.

Other operating expenses

Other operating expenses were €270 million compared to €376 million last year. 2013 results included €213 million impairment losses, mainly related to Serbian goodwill and trade names whereas 2012 results included €220 million impairment losses and €126 million store closing charges.

Underlying operating profit

Underlying operating profit decreased by 4.2% at actual exchange rates to €753 million (-2.1% at identical exchange rates). Underlying operating margin decreased to 3.6% of revenues (3.7% last year).

Operating profit

Operating profit increased from €415 million in 2012 to €487 million in 2013 and the operating margin was 2.3%.

EBITDA

EBITDA increased by 3.7% at actual exchange rates to €1.3 billion (+5.9% at identical exchange rates), mostly due to lower store closing charges.

Net financial expenses

Net financial expenses were €188 million, a decrease of €37 million at identical exchange rates mainly due to non-recurring charges related to debt refinancing in 2012, less average interest cost on lower outstanding debt and lower finance lease interest due to store closings.

Effective tax rate

During 2013, the effective tax rate on continued operations was 25.9%, compared to previous year’s rate of 15.7%. 2012’s tax rate was lower due to the positive impact of the resolution of several tax matters in the U.S. Both years were significantly impacted by the non-deductible goodwill impairment charges at our Maxi operations.

Net profit from continuing operations

Net profit from continuing operations was €226 million or €2.20 basic earnings per share. This represents an increase of 41.1% compared to €160 million net profit from continuing operations or €1.61 basic earnings per share last year. This is the result of lower impairment, store closing and finance expenses partially offset by a lower underlying operating profit.

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Result from discontinued operations

Delhaize Group recorded a loss of €43 million from discontinued operations compared to a loss of €58 million in 2012.

Net profit

Group share in net profit amounted to €179 million, an increase of 71.8% at actual exchange rates (78.5% at identical exchange rates) compared to 2012. Per share, basic earnings were €1.77 (€1.03 in 2012) and diluted net earnings were €1.76 (€1.03 in 2012).

Dividend

The Board of Directors of Delhaize Group has adopted a dividend policy with a payout ratio of approximately 35% of underlying net profit. As a result, the Board of Directors will propose to the Ordinary Shareholders Meeting of May 22, 2014, the payment of a gross dividend of €1.56 per share. After deduction of the 25% Belgian withholding tax, the proposed net dividend is €1.17 per share. The net dividend of €1.17 per share will be payable to owners of ordinary shares against coupon no. 52. Delhaize Group ordinary shares will start trading ex-coupon on May 28, 2014 (opening of the market). The record date (i.e., the date at which shareholders are entitled to the dividend) is May 30, 2014 (closing of the market) and the payment date is June 2, 2014.

»	Full Year 2013 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In 2013, net cash provided by operating activities was €1 185 million, a decrease of €217 million compared to 2012, primarily as a result of lower working capital improvement across the Group.

Free cash flow

As a result of discipline in capital expenditures (€565 million in 2013 compared to €681 million in 2012) and continued working capital control, we generated €669 million free cash flow in 2013.

Net debt

The net debt to equity ratio was 29.0% at the end of 2013 compared to 39.9% at the end of 2012. Net debt decreased by €599 million to €1.5 billion mainly as a result of strong free cash flow generation.

»	Fourth Quarter 2013 Income Statement

Revenues

In the fourth quarter of 2013, Delhaize Group’s revenues increased by 0.1% at actual and 3.0% at identical exchange rates, respectively. Organic revenue growth was 3.2%.

Revenues at Delhaize America increased by 2.8% in local currency. Comparable store sales grew by 2.8% despite retail deflation resulting from our price investments at Food Lion Phase 4 and Phase 5 and at Hannaford. Revenues were particularly strong at Food Lion. In Belgium, revenues increased by 2.5% as a result of 2.4% comparable store sales growth and the contribution of new stores, partly offset by a 0.5% negative calendar impact. Revenues in Southeastern Europe grew by 4.5% at identical exchange rates as a result of the strong performance in Greece and expansion in Romania partly offset by negative volume growth in Serbia. Comparable store sales evolution was -0.6% for this segment.

Gross margin

Gross margin was 23.9% of revenues, a 21 basis points decrease at identical exchange rates, mainly as a result of further price investments, primarily in the U.S., which was partly offset by improved procurement conditions.

Other operating income

Other operating income was €34 million, an increase of €5 million compared to the fourth quarter of 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.0% of revenues, a 50 basis points increase at identical exchange rates mainly due to the payroll tax refund recorded in the fourth quarter of 2012 and salary indexations, both in Belgium.

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Other operating expenses

Other operating expenses were €28 million compared to €228 million last year. In the fourth quarter of 2012, €186 million of impairment charges related to Maxi were recorded.

Underlying operating profit

Underlying operating profit decreased by 7.4% (4.8% at identical exchange rates) as a result of continued price investments across the Group and higher selling, general and administrative expenses. Underlying operating margin was 3.4% of revenues compared to 3.7% in 2012.

Operating profit (loss)

Delhaize Group recorded an operating profit of €157 million in the fourth quarter of 2013. This represents a 2.9% operating margin.

EBITDA

EBITDA decreased by 13.2% at actual exchange rates to €312 million (-10.5% at identical exchange rates).

Net financial expenses

Net financial expenses were €46 million compared to €74 million in the fourth quarter of 2012 which included €19 million non-recurring charges related to debt refinancing.

Effective tax rate

While in the fourth quarter of 2012 our income tax expense was 40.4% of pre-tax loss, the rate decreased to 11.6% in the fourth quarter of 2013 primarily because of the non-recognition of state net operating losses in the US in 2012, the non-deductible goodwill impairment charges related to our Maxi operations in 2012, and an increase in the Serbian tax rate in 2012. Additionally, in the fourth quarter of 2013, we recognized benefits associated with the reorganization of some of our US operations.

Net profit (loss) from continuing operations

Net profit from continuing operations was €100 million or €0.98 basic earnings per share compared to a basic loss per share of €1.12 in the fourth quarter of 2012.

Result from discontinued operations (net of tax)

The result from discontinued operations net of tax was a €2 million profit compared to a loss of €57 million last year, which was primarily due to impairment losses.

Net profit

Group share in net profit was €101 million. Basic net profit per share was €1.00 compared to a loss of €1.68 in the fourth quarter of 2012 and diluted net profit per share was €0.99 compared to a net loss of €1.68 in the same quarter of 2012.

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»	Segment Reporting (at actual exchange rates)

2013	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit(3)
(in millions)	2013	2012	2013 /2012	2013	2012	2013	2012	2013 /2012
United States(1)	$17 117	16 797	+1.9%	3.7%	4.0%	639	676	–5.3%
United States(1)	€12 889	13 073	–1.4%	3.7%	4.0%	481	525	–8.4%
Belgium	€5 071	4 922	+3.0%	3.9%	4.0%	198	196	+1.0%
SEE(2)	€3 148	2 996	+5.1%	3.6%	3.5%	114	105	+8.9%
Corporate	€—	—	N/A	N/A	N/A	(40)	(41)	+0.8%

TOTAL	€21 108	20 991	+0.6%	3.6%	3.7%	753	785	–4.2%

Q4 2013	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit(3)
(in millions)	Q4 2013	Q4 2012	2013 /2012	Q4 2013	Q4 2012	Q4 2013	Q4 2012	2013 /2012
United States(1)	$4 291	4 174	+2.8%	3.0%	3.6%	128	149	–14.1%
United States(1)	€3 151	3 217	–2.1%	3.0%	3.6%	93	114	–18.8%
Belgium	€1 335	1 303	+2.5%	3.8%	4.0%	51	52	–2.5%
SEE(2)	€852	815	+4.5%	5.9%	5.3%	50	44	+14.7%
Corporate	€—	—	N/A	N/A	N/A	(12)	(14)	+13.1%

TOTAL	€5 338	5 335	+0.1%	3.4%	3.7%	182	196	–7.4%

(1)	The segment “United States” includes the banners Food Lion, Hannaford and Bottom Dollar Food. Sweetbay, Harveys and Reid’s are included in discontinued operations given their planned divestiture.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina. Montenegro is included in discontinued operations given its divestiture. Our operations in Indonesia are accounted for under the equity method and no longer form part of this segment.
(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page xx of this document.

United States

In 2013, U.S. operations generated revenues of $17.1 billion (€12.9 billion), an increase of 1.9% compared to 2012 in local currency. Comparable store sales increased by 2.0% (adjusted for a positive calendar impact of 0.1%). In 2013, Food Lion completed its phase repositioning by implementing Phase 4 in May 2013 (178 stores) and Phase 5 (169 stores) in November 2013.

The U.S. gross margin decreased by 15 basis points to 25.9% as a result of price investments partly offset by improved procurement conditions, at both Food Lion and Hannaford.

Selling, general and administrative expenses as a percentage of revenues increased by 6 basis points to 22.6% mainly as a result of the reduction of the U.S. bonus in 2012, largely offset by cost savings.

Underlying operating margin of our U.S. business decreased by 29 basis points to 3.7% (4.0% in 2012) as a result of price investments and slightly higher SG&A. Underlying operating profit decreased by 5.3% to $639 million (€481 million). Operating margin was 3.4% mainly as a result of $53 million (€40 million) reorganization, fixed asset impairment charges and store closing expenses.

In the fourth quarter of 2013, revenues at Delhaize America increased by 2.8% to $4.3 billion (€3.2 billion). Comparable store sales growth was 2.8% despite retail inflation turning negative (-0.4%) as a result of additional price investments due to the launch of Phase 4 in the second quarter and Phase 5 in November at Food Lion and an overall low inflationary environment.

Underlying operating profit decreased by 14.1% to $128 million (€93 million) due to a lower gross margin resulting from our price investments and due to higher SG&A. Underlying operating margin for the quarter was 3.0% compared to 3.6% in 2012.

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Belgium

Delhaize Belgium recognized revenues of €5.1 billion in 2013, an increase of 3.0% compared to 2012, as a result of comparable store sales growth of 1.8% and network growth.

Delhaize Belgium’s gross margin decreased by 10 basis points to 20.2% of revenues as a result of price investments and increased promotional activity. Delhaize Belgium maintained its market share at 25.5% in 2013.

Selling, general and administrative expenses as a percentage of revenues increased by 34 basis points to 17.1% given the impact of automatic salary indexation and the recognition of a payroll tax refund in 2012. Underlying operating profit increased by 1.0% to €198 million and the underlying operating margin of Delhaize Belgium decreased from 4.0% to 3.9%.

In the fourth quarter of 2013, revenues in Belgium were €1.3 billion, an increase of 2.5% over 2012, with comparable store sales growth of 2.4% mainly driven by retail inflation of 2.1% and solid year-end sales. Comparable store sales growth is adjusted for a negative calendar impact of 0.5%.

Underlying operating profit in Belgium decreased by 2.5% to €51 million and the underlying operating margin was 3.8% (4.0% last year) as a result of higher promotional activity and salary indexations.

Southeastern Europe

2013 revenues in Southeastern Europe increased by 5.1% to €3.1 billion (+5.0% at identical exchange rates) as a result of volume growth in Greece and growth by store expansion in Romania. Comparable store sales evolution was -0.3% for the region.

Gross margin increased by 31 basis points to 23.6% due to improved procurement conditions in Romania and Serbia. Selling, general and administrative expenses as a percentage of revenues increased by 16 basis points to 20.6% due to soft sales in Serbia and to expenses related to the rapid expansion in Romania. Underlying operating margin was 3.6% (3.5% in 2012) while underlying operating profit was €114 million, or an increase of 8.7% at identical exchange rates.

In the fourth quarter of 2013, revenues in Southeastern Europe increased by 4.5% at actual and identical exchange rates to €852 million. We experienced positive comparable store sales growth in Greece and growth by expansion in Romania. This was partially offset by negative volume growth in Serbia. Comparable store sales evolution was -0.6% for the segment.

Underlying operating profit increased by 14.6% at identical exchange rates to €50 million, while underlying operating margin increased from 5.3% to 5.9% mostly driven by improvements in Romania.

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»	Executive Committee changes

Today, we announced the appointment of Marc Croonen as new Chief Human Resources Officer. He will replace Nicolas Hollanders and join the Executive Committee on May 1. In addition, Dirk Van den Berghe, CEO of Delhaize Belgium & Luxembourg, will join the Group’s Executive Committee with immediate effect. Finally, the Delhaize Europe level no longer exists.

»	2014 Outlook

In the U.S., Food Lion will roll out a new strategy, centered around Easy, Fresh & Affordable. The strategy includes assortment changes, improvements at the check-outs and increased associate trainings to underline that the customer is at the centre of what we do. We will conduct a comprehensive market test in 77 stores starting this summer. Hannaford will also look for ways to accelerate growth, including further improving its price positioning. Thus far in 2014, Delhaize America has experienced very solid sales trends, in part positively impacted by severe winter weather. This has also resulted in extra costs.

Delhaize Belgium continues to be challenged by a highly competitive environment and pressure on selling, general and administrative expenses. We have increased our focus on price and promotions as well as strengthening the quality and variety of our assortment. The foregoing elements will result in a decrease of our profitability, particularly in the first quarter.

For Southeastern Europe, we aim for additional market share gains in Greece, store network expansion in Romania and improving the execution in Serbia.

We expect Group capital expenditures of approximately €625 million at identical exchange rates excluding leases, and plan to open 180 new stores.

»	Analyst meeting, Conference Call and Webcast

Delhaize Group’s management is hosting an analyst meeting in Brussels starting at 10:00 am CET on March 13, 2014. The analyst meeting can be followed (audio only) by calling +44 (0)20 775 099 26 (U.K.), +32 (0)2 400 35 05 (Belgium) or +1 914 885 07 79 (U.S.), with “92065968#” as participant code. The analyst meeting will also be webcasted live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the analyst meeting at http://www.delhaizegroup.com.

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»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues and €179 million ($237 million) in net profit (Group share). At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Press release – 2014 first quarter results	May 7, 2014

• Press release – 2014 second quarter results	August 7, 2014

• Press release – 2014 third quarter results	November 6, 2014

»	Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	8 of 28

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Balance Sheet

(in millions of €)	December 31, 2013	December 31, 2012
Assets
Non-current assets	7 930	8 725
Goodwill	2 959	3 189
Intangible assets	732	848
Property, plant and equipment	3 973	4 314
Investment property	100	116
Investments accounted for using the equity method	24	28
Financial assets	29	30
Derivative instruments	1	61
Other non-current assets	112	139
Current assets	3 666	3 192
Inventories	1 353	1 391
Receivables and other assets	723	770
Financial assets	151	93
Derivative instruments	40	—
Cash and cash equivalents	1 149	920
Assets classified as held for sale	250	18

Total assets	11 596	11 917

Liabilities
Total equity	5 076	5 188
Shareholders’ equity	5 070	5 186
Non-controlling interests	6	2
Non-current liabilities	3 378	3 948
Long-term debt	2 011	2 313
Obligations under finance lease	496	612
Deferred tax liabilities	444	568
Derivative instruments	8	10
Provisions	355	375
Other non-current liabilities	64	70
Current liabilities	3 142	2 781
Long-term debt - current portion	228	156
Obligations under finance lease	59	62
Bank overdrafts	4	—
Accounts payable	1 993	1 869
Derivative instruments	3	4
Other current liabilities	797	686
Liabilities associated with assets held for sale	58	4

Total liabilities and equity	11 596	11 917

$ per € exchange rate	1.3791	1.3194

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»	Condensed Consolidated Income Statement

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012
5 338	5 335	Revenues	21 108	20 991
(4 063)	(4 047)	Cost of sales	(16 004)	(15 891)

1 275	1 288	Gross profit	5 104	5 100
23.9%	24.1%	Gross margin	24.2%	24.3%
34	29	Other operating income	129	116
(1 124)	(1 098)	Selling, general and administrative expenses	(4 476)	(4 425)
(28)	(228)	Other operating expenses	(270)	(376)

157	(9)	Operating profit (loss)	487	415
2.9%	(0.2%)	Operating margin	2.3%	2.0%
(48)	(72)	Finance costs	(197)	(246)
2	(2)	Income from investments	9	16
2	2	Share of results of joint venture equity accounted	4	4

113	(81)	Profit (loss) before taxes and discontinued operations	303	189
(13)	(34)	Income tax expense	(77)	(29)

100	(115)	Net profit (loss) from continuing operations	226	160

2	(57)	Result from discontinued operations, net of tax	(43)	(58)
102	(172)	Net profit (loss)	183	102

1	(3)	Net profit (loss) attributable to non-controlling interests	4	(2)
101	(169)	Net profit (loss) attributable to equity holders of the Group - Group share in net profit (loss)	179	104

		(in €, except number of shares)
		Group share in net profit (loss) from continuing operations:
0.98	(1.12)	Basic earnings per share	2.20	1.61
0.97	(1.11)	Diluted earnings per share	2.19	1.60

		Group share in net profit (loss):
1.00	(1.68)	Basic earnings per share	1.77	1.03
0.99	(1.68)	Diluted earnings per share	1.76	1.03

		Weighted average number of shares outstanding:
101 229 472	100 833 290	Basic	101 029 095	100 777 257
101 571 927	101 128 352	Diluted	101 569 648	101 133 583

102 449 570	101 921 498	Shares issued at the end of the period	102 449 570	101 921 498

101 248 627	100 877 363	Shares outstanding at the end of the period	101 248 627	100 877 363

1.3610	1.2967	Average $ per € exchange rate	1.3281	1.2848

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	10 of 28

»	Condensed Consolidated Statement of Comprehensive Income

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012

102	(172)	Net profit (loss) of the period	183	102

		Items that will not be reclassified to profit or loss

11	(16)	Remeasurements of defined benefit liability (asset)	11	(16)
(4)	4	Tax (expense) benefit	(4)	4

7	(12)	Remeasurements of defined liability (asset), net of tax	7	(12)

7	(12)	Total items that will not be reclassified to profit or loss	7	(12)

		Items that are or may be reclassified subsequently to profit or loss

—	—	Deferred gain (loss) on discontinued cash flow hedge	—	—
1	—	Reclassification adjustment to net profit	1	—
(1)	—	Tax (expense) benefit	(1)	—

—	—	Deferred gain (loss) on discontinued cash flow hedge, net of tax	—	—

—	(1)	Gain (loss) on cash flow hedge	—	2
—	3	Reclassification adjustment to net profit	—	4
—	(1)	Tax (expense) benefit	—	(2)

—	1	Gain (loss) on cash flow hedge, net of tax	—	4

—	—	Unrealized gain (loss) on financial assets available for sale	(6)	(1)
—	—	Reclassification adjustment to net profit	—	(6)
—	—	Tax (expense) benefit	1	1

—	—	Unrealized gain (loss) on financial assets available for sale, net of tax	(5)	(6)

(77)	(61)	Exchange gain (loss) on translation of foreign operations	(170)	(141)
—	—	Reclassification adjustment to net profit	(1)	—

(77)	(61)	Exchange gain (loss) on translation of foreign operations	(171)	(141)

(77)	(60)	Total items that are or may be reclassified subsequently to profit or loss	(176)	(143)

(70)	(72)	Other comprehensive income	(169)	(155)
—	—	Attributable to non-controlling interests	—	(1)
(70)	(72)	Attributable to equity holders of the Group	(169)	(154)

32	(244)	Total comprehensive income for the period	14	(53)
1	(3)	Attributable to non-controlling interests	4	(3)
31	(241)	Attributable to equity holders of the Group	10	(50)

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»	Condensed Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2013	5 186	2	5 188

Other comprehensive income	(169)	—	(169)
Net profit	179	4	183

Total comprehensive income for the period	10	4	14

Capital increases	16	—	16
Dividends declared	(142)	—	(142)
Treasury shares purchased	(15)	—	(15)
Treasury shares sold upon exercise of employee stock options	1	—	1
Tax payment for restricted shares vested	(5)	—	(5)
Excess tax benefit on employee stock options and restricted shares	3	—	3
Share-based compensation expense	16	—	16

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5 411	5	5 416

Other comprehensive income	(154)	(1)	(155)
Net profit	104	(2)	102

Total comprehensive income for the period	(50)	(3)	(53)

Capital increases	1	—	1
Dividends declared	(177)	—	(177)
Tax payment for restricted shares vested	(2)	—	(2)
Share-based compensation expense	13	—	13
Purchase of non-controlling interests	(10)	—	(10)

Balances at December 31, 2012	5 186	2	5 188

Shares issued	101 921 498
Treasury shares	1 044 135
Shares outstanding	100 877 363

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»	Condensed Consolidated Statement of Cash Flows

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012
		Operating activities
102	(172)	Net profit (loss)	183	102
		Adjustments for:
(2)	(2)	Share of results of joint venture equity accounted	(4)	(4)
145	162	Depreciation and amortization	599	648
12	286	Impairment	231	288
65	98	Income taxes, finance costs and income from investments	261	263
12	7	Other non-cash items	23	—
213	303	Changes in operating assets and liabilities	186	430
(79)	(93)	Interest paid	(198)	(229)
2	1	Interest received	12	9
(25)	(9)	Income taxes paid	(108)	(105)
445	581	Net cash provided by operating activities	1 185	1 402

		Investing activities
3	2	Business acquisitions and disposals	28	(9)
(241)	(158)	Purchase of tangible and intangible assets (capital expenditures)	(565)	(681)
11	21	Sale of tangible and intangible assets	33	39
2	2	Net investment in debt securities	(43)	(1)
12	—	Net investment in term deposits	(13)	—
(12)	1	Other investing activities	(12)	22
(225)	(132)	Net cash used in investing activities	(572)	(630)

220	449	Cash flow before financing activities	613	772

		Financing activities
(1)	1	Proceeds from the exercise of share warrants and stock options	12	(1)
—	—	Treasury shares purchased	(15)	—
—	(7)	Purchase of non-controlling interests	—	(23)
—	—	Dividends paid, including dividends paid by subsidiaries to non-controlling interests	(142)	(180)
(13)	117	Borrowings under (repayments of) long-term loans, net of direct financing costs	(213)	3
—	—	Borrowings under (repayments of) short-term loans, net	—	(60)
—	(2)	Settlement of derivative instruments	(1)	(1)

(14)	109	Net cash provided by (used in) financing activities	(359)	(262)

(12)	(12)	Effect of foreign currency translation	(28)	(8)

194	546	Net increase in cash and cash equivalents	226	502

953 (3)	375	Cash and cash equivalents at beginning of period	921 (1)	419
1 147 (2)	921 (1)	Cash and cash equivalents at end of period	1 147 (2)	921 (1)

(1)	Includes €1 million in assets classified as held for sale
(2)	Includes €2 million in assets classified as held for sale, net of €4 million bank overdrafts
(3)	Includes €3 million in assets classified as held for sale, net of €9 million bank overdrafts

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»	Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in nine countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2013 and 2012 information in the condensed financial statements on pages 9-13 of this summary financial report (“report”) is based on Delhaize Group’s 2013 annual financial statements, which have not yet been published.

The condensed interim financial statements of the Group for the financial year ended December 31, 2013 were authorized for issue by the Board of Directors on March 12, 2014.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the full 2013 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website by April 7, 2014.

The Group’s statutory auditor confirmed that the audit opinion on the 2013 consolidated financial statements will be unqualified.

Basis of presentation and accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those applied in the Group’s 2012 consolidated financial statements except for the impact of new accounting pronouncements adopted in 2013, of which the most important ones for Delhaize Group are listed below:

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income;

•	Amendments to IAS 19 Employee Benefits;

•	Amendments to IAS 36 Recoverable Amount Disclosure of Non-Financial Asset;

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities;

•	Improvements to IFRS (issued May 2012);

•	IFRS 10 Consolidated Financial Statements and amendments to IAS 27 Separate Financial Statements;

•	IFRS 11 Joint Arrangements and amendments to IAS 28 Investments in Associates and Joint Ventures;

•	IFRS 12 Disclosures of Interests in Other Entities; and

•	IFRS 13 Fair Value Measurements.

The initial application of these new, amended or revised pronouncements did not have a material impact on the financial position and financial performance of the Group. Comparative information has been revised to reflect the initial application of (i) the revised IAS 19 and (ii) IFRS 11. For more details, see Note 2.5 to the Delhaize Group 2012 consolidated financial statements.

We also refer to our comments in the section “Segment Reporting”, which explains changes made with respect to the identification of the most important measure of profit or loss.

Except for the amendments to IAS 36, Delhaize Group did not early adopt any new IASB pronouncements that were issued but not yet effective at the balance sheet date. We will report on these new pronouncements in our 2013 consolidated financial statements, too.

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Segment reporting

The chief operating decision maker (CODM, being the Executive Committee of Delhaize Group) internally reviews the performance of Delhaize Group’s segments against a number of measures. During 2013, internal reporting was amended to reflect the CODM’s increased attention to “underlying operating profit” (“UOP”), now representing the most important measure of profit or loss. UOP adjusts for a number of elements that the CODM considers as non-representative of the Group’s underlying operating performance. As of December 31, 2013, comparative information has been restated and a reconciliation from operating profit to UOP has been incorporated into the segment information. All other amounts of each segment items reported to the CODM equal consolidated IFRS financial information.

Segment information, including a reconciliation from operating profit to UOP, required by IAS 34 can be found on pages 5 and 23 of this press release and forms an integral part of this report.

Business combinations and acquisition of non-controlling interests

During 2013, Delhaize Group entered into several agreements in Southeastern Europe that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €9 million and resulted in an increase of goodwill of €3 million.

In addition, Delhaize Group reached an agreement with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

During 2013, Delhaize Group did not acquire additional non-controlling interests. However, during the year, Delhaize Group launched a tender offer to acquire 16% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share (representing approximately €10 million). Later that year, the Serbian Privatization Agency informed the Group about its decision to temporarily suspend the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. This suspension was subsequently extended by an additional 180 business days due to a prolongation of an ongoing investigation of the entity´s original public offering on the Belgrade Stock Exchange in 2005. Neither the Group nor the current privatization process are target of these investigations. As the tender offer did not close at December 31, 2013, Delhaize Group continues to own 75.4% of C-Market.

Divestitures and discontinued operations

Divestitures

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, operated by independent third-parties. Delhaize Group received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as “Other operating income”.

Disposal groups and assets held for sale

Disposal of Delhaize Montenegro

On July 11, 2013, Delhaize Group announced the sale of its Montenegrin operations (part of the “Southeastern Europe” segment) to Expo Commerce and presented the profit and loss as discontinued operations. Comparative information was re-presented.

Delhaize Group completed the transaction on November 19, 2013 for a total sales price of €5 million, subject to customary adjustments.

Disposal of Sweetbay, Harveys and Reid’s

On May 27 2013, Delhaize Group signed an agreement with Bi-Lo Holdings to divest its Sweetbay, Harveys, and Reid´s operations. The sales price is $267 million (€193 million) in cash, to be reduced by $20 million (€15 million) for restrictions imposed during the regulatory approval process and subject to other customary adjustments.

Assets and liabilities relating to these operations (being part of the “United States” segment) are classified as a disposal group held for sale, including the leases of ten previously closed Sweetbay locations but excluding Sweetbay’s distribution center, which is not part of the agreement and currently does not meet the criteria for

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classification as held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant profit or loss after tax has been classified as “Result of discontinued operations”, with comparative information being re-presented.

The transaction is expected to be completed in 2014. In 2013, the 164 stores currently included in the transaction generated revenues of approximately $1.7 billion.

At December 31, 2013, the carrying value of assets classified as held for sale and associated liabilities related to the disposal of Sweetbay, Harveys and Reid’s were as follows:

(in millions of €)	2013
Intangible assets	12
Property, plant and equipment	161
Inventories	65
Receivables and other current assets	3
Cash and cash equivalents	2
Assets classified as held for sale	243
Less:
Obligations under finance lease	(50)
Accounts payable, accrued expenses and other liabilities	(8)
Assets classified as held for sale, net of associated liabilities	185

Disposal of Delhaize Albania SHPK

In February 2013, Delhaize Group completed the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €1 million. The assets and liabilities of Delhaize Albania, that was part of the previously called “Southeastern Europe & Asia” segment had been presented as “held for sale” as of December 31, 2012 and the operating results of the Albanian company in previous years as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.

Disposal of individual properties

Delhaize Group has identified a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €7 million at December 31, 2013, of which €4 million in the U.S. and €3 million in the “Southeastern Europe” segment.

The individual properties classified as held-for-sale are predominantly measured at fair value less costs to sell. The fair values of these assets have been categorized in Level 2 in the fair value level hierarchy.

Discontinued operations

As mentioned above, Delhaize Montenegro, the banners Sweetbay, Harveys and Reid’s and Delhaize Albania qualified as discontinued operations.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

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(in millions of €, except per share information)	2013	2012
Revenues	1 353	1 627
Cost of sales	(990)	(1 183)
Other operating income	11	6
Selling, general and administrative expenses	(334)	(434)
Other operating expenses	(75)	(54)
Finance costs	(13)	(13)
Result before tax	(48)	(51)
Income taxes	17	9
Result of discontinued operations (net of tax)	(31)	(42)
Pre-tax loss recognized on re-measurement of assets of disposal	(12)	(16)
Income taxes	—	—
Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(43)	(58)
Basic earnings per share from discontinued operations	(0.43)	(0.57)
Diluted earnings per share from discontinued operations	(0.43)	(0.57)

Operating cash flows	3	(2)
Investing cash flows	(5)	(1)
Financing cash flows	15	(16)
Total cash flows	13	(19)

In 2013, Delhaize Group recognized in “Other operating expenses” Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarter and distribution centers that are impacted by the planned sale to Bi-Lo Holdings for a total amount of €19 million and incurred cost to sell of €9 million. The Group recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid’s to its estimated fair value less cost to sell.

»	Balance Sheet and Cash Flow Statement

Goodwill and intangible assets

During the third quarter of 2013, the general economic situation in Serbia worsened significantly, impacting the Groups short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, Delhaize Group performed an impairment review of its Serbian trade names and goodwill. The Group also identified impairment indicators with respect to the trade names recognized in Bulgaria.

As a result of the above, the Group recognized impairment charges of a total amount of €195 million, which can be detailed as follows:

(in millions of €)	Impairment recognized	Carrying value after impairment
Serbia
Goodwill	124	194
Trade names	67	84
Bulgaria
Trade names	4	10

Total impairment	195	288

The Group continues to expect to achieve long-term significant growth in Serbia and therefore, consistently with the 2012 year-end valuation, determined the recoverable amount based on a Fair Value Less Cost to Sell (FVLCTS). For December 31, 2013, the Group updated its valuation, which did not result in the recognition of any additional impairment charges. The key assumptions applied were as follows:

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	Perpetual Growth Rate	Pre-Tax discount rate
Serbia	2.8%	15.1%

Delhaize Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would further decrease the FVLCTS by €16 million. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the FVLCTS by €44 million. A simultaneous increase in the discount rate and decrease in growth rate by the before mentioned amounts would result in the carrying value of Serbia exceeding the FVLCTS by an additional €57 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €49 million.

The recoverable amount of the trade names has been estimated using the royalty-relief-method. Royalty rates for the various brands range from 0.54% (Piccadilly) to 1.20% (Maxi), depending on the individual local strength of the different brands. Revenue growth and discount rates are consistent with the goodwill impairment testing. The Group decided to retire its Mini Maxi and Piccadilly Express brands and is converting these stores into a new format and therefore fully impaired these trade names.

During the fourth quarter, the Group performed its annual goodwill impairment review of the remaining Cash Generating Units, which did not result in the recognition of any further impairment charges.

Impairment losses are recognized in profit or loss in “Other operating expenses”.

Capital expenditures

During 2013, Delhaize Group incurred capital expenditures of €565 million, consisting of €486 million in property, plant and equipment and €79 million in intangible assets. In the fourth quarter of 2013, the Group incurred capital expenditures of €241 million, consisting of €216 million in property, plant and equipment and €25 million in intangible assets.

In addition, the Group added property under finance leases in 2013 for a total amount of €12 million (€9 million in the fourth quarter). The carrying amount of tangible and intangible assets that were sold or disposed in 2013 was €32 million (€12 million for the fourth quarter).

Equity

In 2013, Delhaize Group issued 528 072 new shares and purchased 328 924 of its own shares (none in the fourth quarter of 2013).

During 2013, Delhaize Group used 172 116 treasury shares (21 906 during the fourth quarter of 2013) satisfying mainly the vesting of restricted stock units that were granted as part of the share-based incentive plans. At December 31, 2013, the Group owned 1 200 943 treasury shares.

Dividends

At Delhaize Group’s shareholders’ meeting on May 23, 2013, Delhaize Group’s shareholders approved the distribution of a €1.40 gross dividend per share for financial year 2012. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.05 per share. The 2012 dividend became payable to owners of Delhaize Group’s ordinary shares on May 31, 2013 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 5, 2013 and was subsequently paid.

The Board of Directors will propose a gross dividend of €1.56 per share to be paid to owners of ordinary shares against coupon no. 52 on June 2, 2014. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 22, 2014 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. After deduction of 25% Belgian withholding tax, the proposed net dividend is €1.17 per share.

Financial instruments

In May 2013, €80 million bonds issued by Delhaize Group’s subsidiary Alfa Beta matured and were repaid.

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap. The redemption did not have a significant impact on the 2013 results.

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Financial instruments measured at fair value by fair value hierarchy:

December 31, 2013
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Financial assets – measured at fair value	8	—	—	8
Derivative instruments	—	1	—	1
Current
Financial assets – measured at fair value	126	—	—	126
Derivative instruments	—	40	—	40

Total financial assets measured at fair value	134	41	—	175
Financial assets measured at amortized cost				1 813

Total financial assets				1 988

Financial Liabilities
Non-Current
Derivative instruments	—	8	—	8
Current
Derivative instruments	—	3	—	3

Total financial liabilities measured at fair value	—	11	—	11
Financial liabilities being part of a fair value hedge relationship				530
Financial liabilities measured at amortized cost				4 261

Total financial liabilities				4 802

During the period there was no transfer between fair value hierarchy levels and there were no changes in the valuation techniques applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Long-term debt
Financial liabilities being part of a fair value hedge relationship	530	546
Financial liabilities at amortized cost	1 709	1 996

Total long-term debt	2 239	2 542

The fair value of the receivables, other financial assets, cash and cash equivalents and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Employee benefits

U.S. operating entities Performance and Restricted Stock Unit awards and Warrants Plans

In May 2013, Delhaize Group granted 122 364 performance stock unit awards, 72 305 restricted stock unit awards and 368 139 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2012 Stock Incentive Plan”. In November 2013, an additional 3 979 performance stock units and 11 237 warrants were granted. As from 2013, the vesting scheme of restricted stock units has been changed into a cliff vesting after 3 years (instead of the previous vesting scheme with vesting over a five-year period starting at the end of the second year following the grant date). The cliff-vesting of the performance stock units is linked to the achievement of a non-market financial performance condition (Return on Invested

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Capital (ROIC) targets over a cumulative 3-year period) which is taken into account when estimating the number of awards that will vest.

The fair value for the performance and restricted stock unit awards is based on the share price at the grant date. The warrants will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

	Nov. 2013	May 2013
Share price (in $)	58.40	64.75
Exercise price (in $)	58.40	64.75
Expected dividend yield (%)	3.6	3.6
Expected volatility (%)	27.5	27.9
Risk-free interest rate (%)	1.2	0.8
Expected term (years)	4.4	4.4
Fair value per warrant	$9.37	$10.26

Non-U.S. operating entities Stock Options Plans

During the acceptance period which ended in July 2013, Delhaize Group issued 267 266 stock options to senior management of its non-U.S. operating companies. In November and December 2013, Delhaize Group granted respectively, 15 731 and 93 063 additional stock options. The options will vest over an approximately three and a half year period and will expire seven years from the grant date. The Black-Scholes-Merton model was used to calculate the option fair values (based on the weighted average share price over the acceptance period) using the following assumptions:

	Dec. 2013	Nov. 2013	May 2013
Share price (in €)	43.20	43.67	50.09
Exercise price (in €)	41.71	43.67	49.85
Expected dividend yield (%)	3.4	3.4	3.4
Expected volatility (%)	24.3	24.5	27.0
Risk-free interest rate (%)	1.1	0.9	0.7
Expected term (years)	6.0	6.0	6.0
Fair value per option	€6.98	€6.52	€8.43

Pension plans

Changes in the applicable labor law in Greece resulted in a decrease of the benefit that the employer is required to pay in connection with statutory indemnification payments to employees in cases of retirement or termination of employment. The amendment limits the number of relevant service years to 16 for all employees that did not exceed that number of years at the date of publication of the amended law. The revision of the defined benefit obligation based on the new legal requirements resulted in the recognition of negative past service cost of €3 million in the second quarter of 2013, which in accordance with the revised IAS 19 were recognized immediately in the income statement. Further, 2013 current service cost and net interest on the net defined benefit liability decreased by approximately €1 million.

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»	Income Statement

Other operating income

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012
13	12	Rental income	50	49
5	4	Income from waste recycling activities	20	19
1	2	Services rendered to wholesale customers	6	7
4	2	Gain on sale of property, plant and equipment	11	10
3	—	Gain on sale of businesses	9	—
8	9	Other	33	31

34	29	Total	129	116

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores operated by independent third-parties, leading to a gain on disposal of €9 million, included in “Gain on sale of businesses”.

The caption “Other” contains a €7 million favorable impact of a litigation settlement for which a provision had been recorded during the purchase price allocation of Delta Maxi and a €4 million reversal of legal provisions in Serbia.

Other operating expenses

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012
1	1	Store closing expenses	(8)	(126)
1	—	Reorganization expenses	(15)	—
(12)	(218)	Impairment	(213)	(220)
(8)	(12)	Loss on sale of property, plant and equipment	(21)	(21)
(10)	1	Other	(13)	(9)

(28)	(228)	Total	(270)	(376)

In January 2013, Delhaize Group announced the decision to close 52 stores, 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium, which resulted in store closing expenses of €74 million in the first quarter of 2013. Following the announcement of the planned divesture of Sweetbay, €15 million were reversed and €50 million were reclassified in the second quarter into “Result of discontinued operations” (see also “Discontinued operations” above). Total store closing expenses in 2013 amount to €8 million.

In the first quarter of 2013, the Group also recorded €15 million reorganization charges related to the severance of support services senior management and employees in the U.S.

During the third quarter of 2013, Delhaize Group recognized €124 million goodwill impairment losses in Serbia and €72 million related to intangible assets (€67 million for the trade names in Serbia and €4 million in connection with the Piccadilly brands in Bulgaria). During 2013, additional impairment losses of €11 million were recorded on store assets, as well as €6 million on investment property.

In the fourth quarter of 2013 a legal provision of €6 million was recorded at Delhaize Belgium, which is included in the caption “Other”.

Income taxes

During 2013, the effective tax rate (on continued operations) was 25.9%, compared to previous year’s rate of 15.7%. Last year’s tax rate was lower due to the positive impact of the resolution of several tax matters in the U.S. Both years were significantly impacted by the non-deductible goodwill impairment charges at our Maxi business (in the third quarter of 2013 and the fourth quarter of 2012).

Related party transactions

In May 2013, an aggregate number of 160 943 stock options and warrants, and 28 380 performance stock units were granted to members of the Executive Committee. During the fourth quarter of 2013, an additional 120 031 stock options and warrants and 3 979 performance stock units were granted.

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In the second quarter, Delhaize Group announced the retirement of Pierre-Olivier Beckers, President and CEO of the Group, by the end of 2013, and the retirement of Michael Waller, Executive Vice President, General Counsel and General Secretary of the Group as of June 30, 2013. As a result of Pierre-Olivier Beckers’s retirement, the Group recognized in the second quarter termination benefits of €7.7 million, based on 18 months of compensation and a contribution to the Group’s defined contribution pension plan.

In the third quarter, Delhaize Group announced the resignation of Roland Smith, CEO of Delhaize America. As a result, the Group recognized termination benefits of €2.8 million, based on 18 months of compensation.

In the fourth quarter, Delhaize Group announced the resignation of Stefan Descheemaeker, CEO of Delhaize Europe. As a result, the Group recognized termination benefits of €0.9 million, based on ten months of compensation.

In 2013, the Group recorded an additional aggregate amount of €4.3 million related to the acceleration of the foregoing executives’ previously awarded long-term incentive grants and €1.5 million in Belgian social security contributions. Amounts were recorded in the quarter in which the executive’s departure was announced.

»	Contingencies, Commitments and Guarantees

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s Procurement Department in Zellik, Belgium, and requested the provision of certain documents in connection with health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. In September 2013, Delhaize Belgium and other retailers have lodged an appeal against the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities and have requested a suspension of the procedure pending in front of the Belgian Competition Authority. A decision by the Court of Appeal of Brussels on the suspension is expected in March or April 2014, and a decision on the merits of the procedural challenges is possible by the end of 2014.

In a separate matter related to another of Delhaize Group’s operations, Mega Image in Romania, the company has since 2009 answered a series of questionnaires sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. At December 31, 2013, these broad inquiries have neither resulted in the issuance of any investigation report nor of a Statement of Objections. The Romanian legislation provides that antitrust fines, if any, are based on a percentage of the total turnover of the year preceding a decision by the Romanian Competition Plenum.

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s, the Group will provide guarantees for a number of existing operating or finance lease contracts, which extend through 2036. In the event of a future default of the buyer, Delhaize Group will be obligated under the terms of the contracts to the landlords. The future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $275 million (€199 million) as of December 31, 2013. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

Other contingencies are materially unchanged from those described in Note 34 on page 151 of the 2012 Annual Report.

»	Subsequent Events

In February 2014, Delhaize Group announced the planned sale of its Bulgarian operations to AP Mart. The Group expects to recognize an impairment loss of approximately €10 million and going forward will classify these operations as assets held for sale and discontinued operations. The transaction is expected to close in the second quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.

Also in February 2014, Delhaize Group received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale its Sweetbay, Harveys and Reid’s operations to Bi-Lo. As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and Delhaize Group agreed to retain two other stores and convert them into the Food Lion banner. The final approval by the FTC will be issued after a 30-day comment period.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2012	End of Q3 2013	Change Q4 2013	End of 2013
United States(1)	1 553	1 508	+6	1 514
Belgium & Luxembourg	840	848	+4	852
Greece	268	281	—	281
Romania	193	252	+44	296
Serbia	363	371	+10	381
Bulgaria	43	53	+1	54
Bosnia and Herzegovina	41	39	—	39
Montenegro(2)	24	23	–23	0
Indonesia	103	113	+4	117

Total	3 428	3 488	+46	3 534

(1)	Of which 154 stores held for sale
(2)	Montenegro has been sold in November 2013

»	Organic Revenue Growth Reconciliation

Q4 2013	Q4 2012	% Change	(in millions of €)	YTD 2013	YTD 2012	% Change
5 338	5 335	+0.1%	Revenues	21 108	20 991	+0.6%
158			Effect of exchange rates	430
5 496	5 335	+3.0%	Revenues at identical exchange rates	21 538	20 991	+2.6%
—	(11)		Effect of the U.S. store portfolio optimization(1)	(5)	(100)

5 496	5 324	+3.2%	Organic revenue growth	21 533	20 891	+3.1%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores, which were closed in Q1 2012 as part of the portfolio optimization, and the revenues generated by the 11 stores (8 Food Lion and 3 Bottom Dollar Food stores) closed in Q1 2013.

»	Underlying Operating Profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	23 of 28

	Q4 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	120	87	41	43	(14)	157

Add/(substract):
Store closing expenses (reversals)	(1)	(1)	—	—	—	(1)
Reorganization expenses (reversals)	(1)	(1)	—	—	—	(1)
Fixed assets impairment charges (reversals)	12	9	2	1	—	12
(Gains)/losses on disposal of fixed assets	(1)	(1)	2	2	1	4
(Gains)/losses on sale of business	—	—	(3)	—	—	(3)
Other	(1)	—	9	4	1	14

Underlying Operating Profit	128	93	51	50	(12)	182

	Q4 2012
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (loss) (as reported)	122	94	56	(144)	(15)	(9)

Add/(substract):
Store closing expenses (reversals)	(3)	(3)	1	1	—	(1)
Reorganization expenses (reversals)	—	—	—	—	—	—
Fixed assets impairment charges (reversals)	34	27	5	186	—	218
(Gains)/losses on disposal of fixed assets	2	1	8	1	—	10
(Gains)/losses on sale of business	—	—	—	—	—	—
Other	(6)	(5)	(18)	—	1	(22)

Underlying Operating Profit	149	114	52	44	(14)	196

In the fourth quarter of 2013, the caption “Other” primarily consists of €4 million onerous lease provisions for operating stores at the SEE segment, €6 million of legal provision in Belgium and €1 million of termination expenses for one Executive Committee member.

The fourth quarter of 2012 was impacted primarily by €218 million of impairment charges, partially compensated by a net gain of €22 million in the caption “Other”. The “Other” items consist mainly of a gain of €9 million related to a settlement of a legal case in the U.S. and a payroll tax refund of €18 million in Belgium, which were primarily offset by a €6 million severance expense in the U.S.

	YTD 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	574	432	187	(85)	(47)	487

Add/(substract):
Store closing expenses (reversals)	8	6	—	2	—	8
Reorganization expenses (reversals)	24	18	—	—	—	18
Fixed assets impairment charges (reversals)	21	16	2	195	—	213
(Gains)/losses on disposal of fixed assets	(1)	(1)	8	1	2	10
(Gains)/losses on sale of business	—	—	(9)	—	—	(9)
Other	13	10	10	1	5	26

Underlying Operating Profit	639	481	198	114	(40)	753

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	24 of 28

	YTD 2012
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating profit (as reported)	454	353	201	(97)	(42)	415

Add/(substract):
Store closing expenses (reversals)	142	110	1	15	—	126
Reorganization expenses (reversals)	—	—	—	—	—	—
Fixed assets impairment charges (reversals)	35	28	5	187	—	220
(Gains)/losses on disposal of fixed assets	6	4	7	—	—	11
(Gains)/losses on sale of business	—	—	—	—	—	—
Other	39	30	(18)	—	1	13

Underlying Operating Profit	676	525	196	105	(41)	785

2013 was significantly impacted by €213 million impairment charges, €18 million reorganization charges related to the severance of support services senior management and employees in the U.S. (primarily included in “Other operating expenses”), €17 million Executive Committee members termination benefits, a €6 million legal provision in Belgium, €4 million onerous lease provisions at SEE, partially offset by a €9 million gain resulting from the sale of City stores and a €5 million net impact related to favorable litigation settlements.

2012 was impacted by €220 million impairment charges and the store portfolio optimization expenses: €126 million of store closing expenses and €22 million of related expenses, included in the caption “Other” and mainly consisting of sales price mark-downs and accelerated depreciation. In addition, the caption “Other” includes storm damage expenses of €5 million, a retirement expense of €3 million and severance expenses of €6 million, partially compensated by a net gain of €6 million on the settlement of legal cases in the U.S. and a payroll tax refund of €18 million in Belgium.

»	EBITDA Reconciliation

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012
157	(9)	Operating profit (loss)	487	415
143	150	Depreciation and amortization	579	599
12	218	Impairment	213	220

312	359	EBITDA	1 279	1 234

»	Underlying Group Share In Net Profit From Continued Operations Reconciliation

(in millions of €)	YTD 2013	YTD 2012
Net profit from continuing operations	226	160

Add/(substract):
Net (profit) loss from non controlling interests	(4)	2
Elements considered in the underlying profit calculation	266	370
Non-recurring finance costs	0	19
Effect of the above items on taxes and non-controlling interests	(35)	(78)
Non-recurring income tax expense (benefit)	0	(47)

Underlying Group share in net profit from continued operations	453	426

»	Free Cash Flow Reconciliation

Q4 2013	Q4 2012	(in millions of €)	YTD 2013	YTD 2012
445	581	Net cash provided by operating activities	1 185	1 402
(225)	(132)	Net cash used in investing activities	(572)	(630)
(14)	(2)	Net investment in debt securities and term deposits	56	1

206	447	Free cash flow	669	773

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	25 of 28

»	Net Debt Reconciliation

(in millions of €, except net debt to equity ratio)	December 31, 2013	December 31, 2012
Non-current financial liabilities	2 507	2 925
Current financial liabilities	291	218
Derivative liabilities	11	14
Derivative assets	(41)	(61)
Investment in securities - non-current	(8)	(11)
Investment in securities - current	(126)	(93)
Term deposits - current	(12)	—
Cash and cash equivalents	(1 149)	(920)

Net debt	1 473	2 072
Net debt to equity ratio	29.0%	39.9%

»	Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q4 2013			Q4 2012	2013/2012
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 338	158	5 496	5 335	+0.1%	+3.0%
Operating profit (loss)	157	5	162	(9)	N/A	N/A
Net profit (loss) from continuing operations	100	3	103	(115)	N/A	N/A
Basic EPS from continuing operations	0.98	0.02	1.00	(1.12)	N/A	N/A
Group share in net profit (loss)	101	3	104	(169)	N/A	N/A
Basic EPS from Group share in net profit (loss)	1.00	0.02	1.02	(1.68)	N/A	N/A
Free cash flow	206	3	209	447	–54.0%	–53.3%

(in millions of €, except per share amounts)	YTD 2013			YTD 2012	2013/2012
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	21 108	430	21 538	20 991	+0.6%	+2.6%
Operating profit	487	15	502	415	+17.3%	+20.8%
Net profit from continuing operations	226	8	234	160	+41.1%	+46.2%
Basic EPS from continuing operations	2.20	0.08	2.28	1.61	+36.8%	+41.7%
Group share in net profit	179	7	186	104	+71.8%	+78.5%
Basic EPS from Group share in net profit	1.77	0.07	1.84	1.03	+71.4%	+78.1%
Free cash flow	669	16	685	773	–13.4%	–11.3%

(in millions of €)	December 31, 2013			December 31, 2012	Change
Net debt	1 473	(1)	1 472	2 072	–28.9%	–29.0%

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	26 of 28

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these condensed consolidated financial statements for the year ended December 31, 2013 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b) the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the financial year 2013 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 12, 2014

Frans Muller	Pierre Bouchut
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Michel Denayer, confirmed on March 12, 2014, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2013, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 12, 2014.

RISKS

We regularly evaluate the potential disposition of assets and businesses that may no longer help us meet our objectives. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated. In addition, we may experience greater dis-synergies than expected, and the impact of the divestiture on our revenue growth may be larger than projected. After reaching an agreement with a buyer or seller for the disposition of a business, we are subject to satisfaction of pre-closing conditions as well as to necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent us from completing the transaction. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. The company’s business or financial results may be negatively affected if divestitures are not successfully completed.

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the other fundamental risks confronting the Company are unchanged from those described on the pages 58 through 65 of the 2012 Annual Report. To the best of our knowledge as of March 12, 2014, there are no other fundamental risks confronting the Company and influencing the remaining months of the financial year 2014. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	27 of 28

DEFINITIONS

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities and term deposits, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit

•	Underlying Group share in net profit from continued operations: Net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit (see separate definition), (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential effect of all these items on income tax and non-controlling interests.

•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period. Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2013	28 of 28

Analyst Meeting March 13, 2014

Forward looking statements
This presentation includes forward-looking statements within the meaning of the U.S.
federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and
supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form
20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion 3

CEO diagnostic
•
Leadership positions in most
markets where we operate
•
Sense of momentum, notably
at Food Lion
•
Strong financial profile with a
solid BBB- credit rating
•
Talented and passionate
associates
Delhaize has strong
foundations…
…but we need to address
specific issues
•
Profitability is under pressure in
our key markets
•
Complexity
•
Need to accelerate omni channel

Leadership positions in the markets where we operate
Market Position
(2)
US
(1)
1 or 2 in markets accounting for 2/3 of sales
Belgium 2
Greece 1
Serbia 1
Bucharest 1
(1) Food Lion and Hannaford DMAs
(2) Source: Nielsen

There is a sense of momentum in the business, notably at Food
Lion
2013 Organic revenue growth
•
Food Lion experienced volume
growth for 5 quarters in a row
•
Positive volume growth at
Hannaford
•
Stabilisation of market share at
Delhaize Belgium
•
Reached #1 position in Greece
2013 Highlights
SEE 5.0%
Belgium 3.0%
US 2.7%
Delhaize Group 3.1%
1.8%
Q3 2013 2.2%
Q4 2013 4.4%
Q1 2012
Q2 2012
Q3 2012
-4.5%
Q1 2013
-2.8%
2.5%
-0.3%
Q4 2012
3.1%
Q2 2013
Food Lion real growth

Strong Free Cash Flow generation has reinforced our financial profile
•
Delhaize Group is rated Baa3 by Moody’s and BBB- by S&P
Baa2
Baa3
Ba1
25%
20%
3.0x
4.0x
23.7%
3.3x
BBB
BBB-
BB+
39.6%
1.9x
30%
25%
2.5x
3.0x
Moody’s
Adj. RCF
/ Adj. Net Debt
Adj. Debt
/ Adj. EBITDA
S&P
Adj. FFO
/ Adj. Net Debt
Adj. Net Debt
/ Adj. EBITDA

and we possess talented and passionate associates 8

However, our profitability is under pressure in our key markets
US Belgium

0
100
200
300
400
500
600
700
800
900
1,000
0%
1%
2%
3%
4%
5%
6%
2011 2012 2013
Underlying operating profit (in $ millions)
Underlying operating margin
5.1%
4.0%
3.7%
0
50
100
150
200
250
300
2011 2012 2013
4.8%
4.0%
3.9%
0%
1%
2%
3%
4%
5%
6%
Underlying operating profit (in
Underlying operating margin
€ millions)

and we still need to address complexity
Focus to reduce
complexity and
accelerate
performance
Geographies
Formats
Organisation
- supermarkets, convenience,
online
- other formats
- countries
- regions
- too many organizational layers
- need for decisiveness and
accountability

11 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

Priorities
Principles
Delhaize Group’s identity is clear
Who we are
•
Preferred food retailer
in the
supermarket segment
•
Differentiated
concept and offering
that is relevant to our customers
•
Recognized for
fresh assortment
and
Private Label expertise
•
Multinational
•
Strong local identity
(convenient
locations, local brands and
assortment, local community)
•
Respectful of all Stakeholders

We have principles to guide us
Priorities
Principles Who we are
• Preferred food retailer in the
supermarket segment
• Differentiated concept and offering
that is relevant to our customers
•
Recognized for fresh assortment
and Private Label expertise
• Multinational
• Strong local identity (convenient
locations, local brands and
assortment, local community)
• Respectful of all Stakeholders
•
The customer
is at the center
•
Business is local and market share matters
•
Strengthen our core capabilities and
improve those needed to succeed
•
Exercise discipline in capital allocation
•
Use scale
to reduce costs
•
Respond to industry dynamics and trends

... and we have established the following priorities
Priorities
Principles Who we are
14
•
Put the customer back at the
center
•
Focus on core markets
•
Execute with speed
• The customer is at the center
•
Business is local and market share
matters
•
Strengthen our core capabilities and
improve those needed to succeed
•
Exercise discipline in capital
allocation
• Use scale to reduce costs
•
Respond to industry dynamics and
trends
• Preferred food retailer in the
supermarket segment
• Differentiated concept and offering
that is relevant to our customers
•
Recognized for fresh assortment
and Private Label expertise
• Multinational
• Strong local identity (convenient
locations, local brands and
assortment, local community)
• Respectful of all Stakeholders
•
Realize more operating
efficiencies

Customer-focused initiatives...
Fresh and Organic
Products
example: Alfa Beta
«
close to Greek
nature
»
assortment; Delhaize Le Lion
Bio brand
Tailor Assortments
examples: Food Lion work on
assortment; private brand
positioning in the US
Clear commercial
positioning per banner
example: Delhaize Le Lion : back
to our roots
Better Value
through more
sophisticated pricing, promotions
and customer offer
example: new pricing tool in the US; Alfa
Beta 75 years; new CRM tool in Greece
E-commerce
examples: Delhaize Direct;
Hannaford To Go
Easier shopping
experience
examples: Food Lion check-out
systems; Delhaize Le Lion self
check-out
Private brands
examples: Taste of Inspirations,
Delhaize brand, Maxi range
extension

... will be funded by efficiency improvements
•
SG&A reduction
•
Disciplined capex allocation
•
Further working capital
improvement
21.2%
20.7% 2006
2013
SG&A
(1)
(1)
As reported in the 2006 annual report taking into acount the then existing scope
+50 bps

We will accelerate omni channel
•
Digital organisation being built
•
Belgium
•
Home delivery operation and 119 PUPs at the
store (largely fed by warehouse)
•
Web infrastructure and mobile applications in
place
•
2014: Build Enterprise Data Warehouse,
Optimize eCommerce models, accelerate
growth
•
Hannaford
•
2 PUPs
•
2014: Implement Order Management System,
build team capability, 10 more PUPs
•
Alfa Beta
•
Leverage home delivery
•
2014: Enterprise Data Warehouse, install web
infrastructure

18 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

Q4 2013 highlights by region
•
U.S.
•
Fifth consecutive quarter of positive volume growth
•
Food Lion’s momentum supported by completion of Phase repositioning
•
Profit evolution impacted by price investments
•
Belgium
•
Solid year-end sales
•
Profitability impacted by promotional environment
•
SEE
•
Alfa Beta and Mega Image continued to perform well
•
Serbia performing below our expectations

Financial results – Q4 2013
Revenues
Gross Margin
Underlying Operating Profit
Underlying Operating
Margin
2012 2013
Q4
Actual Rates Identical Rates
5,335 5,338 0.1% 3.0%
24.1% 23.9%
196
182
(7.4%) (4.8%)
3.7% 3.4% (28 bps) (28 bps)
(26 bps) (21 bps)
Group Share in Net Profit
(Loss)
(169)
101
Free Cash Flow
447 206 (54.0%) (53.3%)
N/A
N/A
% Growth
Organic revenues
5,324 5,496 N/A 3.2%
(   in Millions)
!

Financial results – 2013
2012 2013
FY
Actual Rates Identical Rates
(   in Millions)
20,991 21,108 0.6% 2.6%
785
3.7%
753
3.6%
(230)
(188)
(18.3%) (16.1%)
(29) (77) 166.2% 171.7%
(4.2%)
(18 bps)
(2.1%)
(17 bps)
104
179
773 669 (13.4%) (11.3%)
71.8%
78.5%
% Growth
Revenues
Net finance costs
Income tax expenses
Gross Margin
24.3% 24.2%
(12 bps) (8 bps)
Underlying Operating Profit /
Margin
Discontinued operations
(58) (43) 25.3% 23.5%
Group share in Net Profit
Free Cash Flow
Organic revenues
20,891 21,533
N/A 3.1%

!

22 EBITDA At Identical Rates At Actual Rates -1.5% 2013 1,361 2012 1,381 -3.5% 2013 1,332 2012 1,381 Underlying EBITDA EBITDA +5.9% 2013 1,307 2012 1,234 +3.7% 2013 1,279 2012 1,234 ( in Millions) !

Delhaize America - organic revenue growth and comparable store sales growth
2013 Q4
Delhaize America
(1)
2013
(1) Excluding Sweetbay, Harveys and Reid’s
(2) 126 Food Lion stores closed in Q1 2012, 8 Food Lion and 3 Bottom Dollar Food stores closed in Q1 2013
+2.8%
+0.4%
+2.8%
Revenue
growth
Store
closings
-0.4%
Organic
growth
Expansion Calendar
Impact
CSS
+2.0%
+0.6%
+2.7%
+1.9%
+0.1%
Revenue
growth
Store
closings
-0.8%
Organic
growth
Expansion Calendar
Impact
CSS
(2)
(2)
+3.2%
0.0%

Delhaize America – underlying operating margin
Delhaize America
Underlying Operating Margin
Q4 2013 3.0%
Q4 2012 3.6%
2013 3.7%
2012 4.0%
- Q4 2013 margin impacted by:
•
Price investments of around ~70bps
(Food Lion Phase 4 & 5, Hannaford)
•
Volume growth
•
Good control on cost of goods

Delhaize Belgium - organic revenue growth and comparable store sales growth
+2.4%
+0.6%
Organic growth
+2.5%
Expansion Calendar Impact CSS
-0.5%
2013 Q4
2013
Delhaize Belgium
+1.8%
+1.4%
Organic growth
+3.0%
Expansion Calendar Impact
-0.2%
CSS

Delhaize Belgium – underlying operating margin
Q4 2012
Q4 2013 3.8%
4.0%
2012
2013 3.9%
4.0%
Delhaize Belgium
Underlying Operating Margin
- Q4 margin impacted by:
•
Higher promotions
•
Timing of SG&A expenses

SEE - organic revenue growth and comparable store sales growth
Organic growth
+4.5%
Expansion
+5.5%
Calendar Impact
-0.4%
CSS
2013 Q4
2013
Southeastern Europe
Organic growth
+5.0%
Expansion
+5.1%
Calendar Impact
+0.2%
CSS
-0.3%
(1)
At identical exchange rates
-0.6%
(1)

SEE – underlying operating margin
Q4 2013 5.9%
Q4 2012 5.3%
2013 3.6%
2012 3.5%
Southeastern Europe
Underlying Operating Margin
28
- Q4 margin impacted by:
•
Improved procurement conditions
in Romania and Serbia
•
Cost control

Strong Free Cash Flow generation in 2013
Free Cash Flow evolution
(1) Including €62 million from discontinued operations
(2) Including among others €28 million from business acquisitions and disposals and the positive impact from the lower 2012 US bonus (paid in 2013)
(2)
2013 FCF Other Cash capex Payment
of interest
and taxes
Changes in
core working
capital
Portfolio
optimization
and
reorganisation
cash-out
Underlying
EBITDA
(1)
(   in Millions)
!
87
294
565
116
669
1,394
69

Net debt decreased by €1.2 billion over the last 2 years
(!
in Millions)
Dec.
2013
Net
Debt
Other Capex Dividend OCF
1,185
Dec.
2012
Net
Debt
Sources and uses of funds Net cash position
419
920
Dec-13 1,149
Dec-12
Dec-11
2,660
Dec.
2011
Net
Debt
30
565
1,473
121
2,072
142

Current trading update
•
Very solid sales trends in the U.S.,
partly helped by severe winter
weather
•
Phase repositioning completed in
the U.S.
•
Consolidation of good momentum in
Greece
•
Profitable network expansion in
Romania
•
U.S.: Extra costs due to winter
weather, cycling of Easter in Q1 13,
cycling of price investments
•
Intensification of price competition in
Belgium, combined with mounting
SG&A pressure
•
Persisting adverse trading
environment in Serbia

32 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

Food Lion has maintained strong brand equity despite facing a competitive market
(1) Source: Nielsen (Spectra database, AC View) and it includes the impact of the 126 Food Lion store closures in 2012
•
The US Southeast has been intensely competitive over the last 20 years
• high concentration of scale (top 3 players have ~60% of sales)
• low cost players (Aldi, Costco, Target, dollar stores)
• Walmart has high penetration
• Walmart is #1 in all Southeast states except Florida
•
Food Lion has not been immune
• Food Lion’s market share has decreased by ~200 bps over 2007-2012
(1)
• Food Lion showed negative volume growth over 2009-2012, mainly driven by a decrease in # of items sold per transaction
• Price positioning has not been consistent over time
• #1 or 2 in markets accounting for 72% of sales
(1)
• In 2013, Food Lion’s sales growth outpaced the supermarket average
• Stores located in
convenient
locations with
smaller format
stores
Food Lion still has solid market positions
in its major markets •

We developed the Phase plan to reverse the declining financial performance...
•
Pricing
•
Lower prices by 2-2.5%
•
Produce (fruits & vegetables)
•
Improved merchandising and training
•
Ease & Convenience
•
Facilitate ease of navigation
Phase plan
mainly addressed
our price
proposition and
improved
execution
Phase 1
May 2011
166 stores
Phase 2
March 2012
268 stores
Phase 3
July 2012
269 stores
Phase 4
May 2013
177 stores
Phase 5
November 2013
169 stores
•
Food Lion Everyday
•
Clean stores
•
Private brand
•
Increase penetration in center store
•
Familiar & Dependable People

Q4 2013
4.9%
Q3 2013
2.2%
Q2 2013
2.2%
Q1 2013
5.6%
… with success, underlining the value of Food Lion’s brand
Q4 2013
4.1%
Q3 2013
2.5%
Q2 2013
2.3%
Q1 2013
4.2%
Performance in
Food Lion Phase stores
Food Lion’s price equity has
been strengthened
# Items
growth
CSS
Statement Phase
markets
March 2013
March
2013
vs July
2011
Offers lowest
prices on things
you buy the most
33% +7%
Is good for people
on a tight budget
40% +5%
Has good specials
throughout the
store
41% +5%
Source: Food Lion web based customer panel reflects sample
of ~4k households

While Food Lion has increased sales, it continues to lag key competitors on sales per square foot
•
Sales density has started
to increase with the Phase
repositioning
•
Food Lion sales density is
below the sector average
Food Lion 2013
Food Lion 2010
Average
selected peers
(1)
(1) Square footage data notes: peer data from Spectra for 17 states with DA operations, Adjusted by industry verage to reflect  estimated selling sq ft;  Food Lion actual selling sq ft
(2) Walmart supercenter, Walmart Neighborhood Market, Bi-Lo, Harris Teeter, Publix
And therefore we have developed
the next step in our strategy
10.2
7.9
7.5
Average weekly sales per square foot ($)

+5.8%

Food Lion’s new strategy is meant to address customers’ needs and to differentiate Food Lion…
TODAY
Low prices driven by strong
promotions
Convenient locations
Inconsistent fresh offering
and perception
More effective execution of
the basics
Vendor-driven center store
assortment
Task-oriented leadership and
associates
Building on
our
historical
strengths
Creates the
“Easiest”
shopping
experience
in town
TOMORROW
Really good everyday prices
and great deals I count on
Convenient locations
Consistent fresh products
displayed abundantly
Fast and easy checkout
experience
Customer-driven center store
assortment
Caring, responsible and
available associates
•
•
•
•
•
•
•
•
•
•
•
•

38 …and aims to increase share of wallet by delivering an Easy, Fresh, & Affordable experience

What our strategy will deliver to our customers… • Easy to shop • Easy to save • Easy to get in and out quickly • Easy to find dinner for tonight 39

What our strategy will deliver to our customers…
•
Easy to shop
•
Easy to save
•
Easy to get in and
out quickly
•
Easy to find
dinner for tonight
•
Consistent quality
•
Fresh in the store
and fresh at home
•
Appealing ready to
eat meals
•
Large selection in
fresh departments

What our strategy will deliver to our customers…
•
Easy to shop
•
Easy to save
•
Easy to get in and
out quickly
•
Easy to find
dinner for tonight
•
Consistent quality
•
Fresh in the store
and fresh at home
•
Appealing ready to
eat meals
•
Large selection in
fresh departments
•
Dependable low
prices
•
Compelling
promotions
•
Simplified commu-
nication on pricing
•
Private brands
providing excellent
value

What our strategy will deliver to our customers…
•
Easy to shop
•
Easy to save
•
Easy to get in and
out quickly
•
Easy to find
dinner for tonight
•
Consistent quality
•
Fresh in the store
and fresh at home
•
Appealing ready to
eat meals
•
Large selection in
fresh departments
•
Dependable low
prices
•
Compelling
promotions
•
Simplified commu-
nication on pricing
•
Private brands
providing excellent
value
You can count on
•
Caring, responsive, and available associates
•
Involved in the community, especially when it matters
•
Always doing what we say, with customers, associates, vendors, and community

Concept store Fresh Meat Garden cooler Deli/Bakery New check- out Promo area 43

We have begun the rollout of the next step and have defined
milestones
•
Changes throughout the store network
•
Center store assortment review
•
Updated assortment rollout started in January 2014
•
50% completed in 2014
•
Restricted to current space allocation
•
Out of the ~19,000 SKUs targeted by the assortment review:
•
~ 3,300 SKUs added
•
~ 6,700 SKUs deleted
•
A reduction of 18% of SKUs with 50% overall change
•
Check-out hardware & software
•
Rollout updated point-of-sale technology
•
Culture
•
Rollout trainings to evolve leadership behavior
•
Market test (77 stores): testing and fine-tuning Easy, Fresh & Affordable
•
Capital expenditures in market tests of $115 million
•
Testing different capital investments and evaluating commercial modules

There is an opportunity to increase sales with current customers by growing share of wallet
Estimated share of wallet potential
18%
26%
82%
74%
Food Lion today
Average of local peers
Other grocery spend
Spend at food retailer
Source:  Nielsen Homescan , 52 weeks ending 12/28/13, Cross Outlet Facts, Retail Banner Shopper, Total US
(1) Local peers include Bi-Lo, Harris Teeter, Publix, Giant Carlisle and Martins
(1)

46 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

Hannaford has strong foundations
TODAY
•
#1 or 2 in markets accounting for 60% of
sales
•
Solid brand equity
•
Reliable product quality and variety
•
Recognized for great in-store customer
experience and high service
•
High profitability
•
Well-maintained store base
•
Proven talent development and
management programs
•
Local player, close to communities

However competition is increasing in the Northeast
TODAY
•
#1 or 2 in markets accounting for 60% of
sales
•
Solid brand equity
•
Reliable product quality and variety
•
Recognized for great in-store customer
experience and high service
•
High profitability
•
Well-maintained store base
•
Proven talent development and
management programs
•
Local player, close to communities
CHALLENGES
•
Over 2007-2013, Hannaford’s revenues
increased by 3.0% p.a., of which half is
driven by selling area expansion
•
Competition has continued to expand
whereas market size and growth is limited

Therefore Hannaford needs to maintain its differentiation and accelerate growth
PRIORITIES
•
Continued price investments –
improve price perception and
positioning
•
Work on further differentiation –
assortment review (process just
started)
•
Online – expand click & collect
points with Hannaford To Go
•
Accelerate growth by new stores
and remodelings
TODAY
•
#1 or 2 in markets accounting for 60% of
sales
•
Solid brand equity
•
Reliable product quality and variety
•
Recognized for great in-store customer
experience and high service
•
High profitability
•
Well-maintained store base
•
Proven talent development and
management programs
•
Local player, close to communities
CHALLENGES
•
Over 2007-2013, Hannaford’s revenues
increased by 3.0% p.a., of which half is
driven by selling area expansion
•
Competition has continued to expand
whereas market size and growth is limited

Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion 50

Delhaize is a well-recognized brand in Belgium...
TODAY
•
#2 position with a 25.5% market share
•
Strong brand and excellent locations
•
Large fresh offering and broad private
label range
•
Expansion mainly coming from Affiliated
concepts
•
Increase in remodeling activity (2009-
2010: 16 remodelings on average; 2011-
2013: 23 remodelings on average)

...but it has fundamental issues to address
TODAY
•
#2 position with a 25.5% market share
•
Strong brand and excellent locations
•
Large fresh offering and broad private
label range
•
Expansion mainly coming from Affiliated
concepts
•
Increase in remodeling activity (2009-
2010: 16 remodelings on average; 2011-
2013: 23 remodelings on average)
CHALLENGES
•
Despite expansion, flat market share
•
Profitability under pressure
•
Complex organisation
•
Price perception
•
Increased competitive openings
•
Price-sensitive consumer given
challenging economic background

Therefore Delhaize needs to re-capture its differentiated position and improve efficiency
PRIORITIES
•
Fine-tune our differentiation
•
Best in Fresh
•
Innovative and efficient
assortment
•
Best everyday value for all
•
Best shopping experience
•
New Generation Store
•
First 2 stores by April
•
Strengthening affiliates
•
Efficiency improvements
•
Online – accelerate growth of
Delhaize Direct
CHALLENGES
•
Despite expansion, flat market share
•
Profitability under pressure
•
Complex organisation
•
Price perception
•
Increased competitive openings
•
Price-sensitive consumer given
challenging economic background
TODAY
•
#2 position with a 25.5% market share
•
Srtong brand and excellent locations
•
Large fresh offering and broad private
label range
•
Expansion mainly coming from Affiliated
concepts
•
Increase in remodeling activity (2009-
2010: 16 remodelings on average; 2011-
2013: 23 remodelings on average)

54 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

Alfa Beta has become the market leader in Greece
•
Economic situation continues to be difficult
but signs of optimism
•
Against this backdrop, Alfa Beta has
continued to perform well
•
Alfa Beta is now the #1 food retailer in
Greece, primarily due to
•
Customers appreciation for Alfa Beta’s
unique combination of quality offering
(both in product & service) and
competitive pricing
•
Difficulties for some of the competitors

TODAY

However it should seek additional opportunities to grow
CHALLENGES
•
Ongoing economic situation
•
Alfa Beta is not present in some important
regions
•
Accelerated expansion plans from major
competitors
TODAY
•
Economic situation continues to be difficult
but signs of optimism
•
Against this backdrop, Alfa Beta has
continued to perform well
•
Alfa Beta is now the #1 food retailer in
Greece, primarily due to
•
Customers appreciation for Alfa Beta’s
unique combination of quality offering
(both in product & service) and
competitive pricing
•
Difficulties for some of the competitors

Therefore Alfa Beta will continue to consolidate its market position
PRIORITIES
•
Continue store expansion
•
Further differentiation focused on
•Targeted price investments
•Assortment improvements
•Online (develop omni-channel
approach)
TODAY
•
Economic situation continues to be difficult
but signs of optimism
•
Against this backdrop, Alfa Beta has
continued to perform well
•
Alfa Beta is now the #1 food retailer in
Greece, primarily due to
•
Customers appreciation for Alfa Beta’s
unique combination of quality offering
(both in product & service) and
competitive pricing
•
Difficulties for some of the competitors
CHALLENGES
•
Ongoing economic situation
•
Alfa Beta is not present in some important
regions
•
Accelerated expansion plans from major
competitors

Maxi is the market leader in Serbia...
TODAY
•
National market leader with clear top
position in Belgrade and a healthy
profitability
•
Operates 381 stores and has a strong
presence in supermarket and
convenience stores with good locations
•
Modern grocery covers 43% of total
market
(1)
(1) Source: Euromonitor. Modern retail market: hypermarkets, supermarkets, hard discount, convenience stores and cash & carry; 2012 data but has not delivered on our expectations
CHALLENGES
•
High unemployment
•
Negative GDP growth
•
CSS under pressure
•
Increased competition
TODAY
•
National market leader with clear top
position in Belgrade and a healthy
profitability
•
Operates 381 stores and has a strong
presence in supermarket and
convenience stores with good locations
•
Modern grocery covers 43% of total
market
(1)

Therefore it needs to improve its execution
CHALLENGES
•
High unemployment
•
Negative GDP growth
•
CSS under pressure
•
Increased competition
TODAY
•
National market leader with clear top
position in Belgrade and a healthy
profitability
•
Operates 381 stores and has a strong
presence in supermarket and
convenience stores with good locations
•
Modern grocery covers 43% of total
market
(1)
PRIORITIES
•
First priority: improve execution
•Pricing & promotions
•IT systems
•HQ & store processes
•New DC (Q4 2014) to
•Assortment structure
•
Then...
•Remodelings
•New store growth
decrease Direct Store Delivery

Mega Image has become the market leader in Bucharest
TODAY
•
Mega Image has posted high growth (296
stores in 2013 compared to 40 in 2008)
•
Operations mainly focused on the capital
with ~20% market share
•
The economy has been resilient
•
Profitability has significantly increased
•
2 store formats – convenience stores,
supermarkets

But competition is also expanding
CHALLENGES
•
Competition is expanding fast
•
Low purchasing power outside of
Bucharest
•
Further professionalize organization
TODAY
•
Mega Image has posted high growth (296
stores in 2013 compared to 40 in 2008)
•
Operations mainly focused on the capital
with ~20% market share
•
The economy has been resilient
•
Profitability has significantly increased
•
2 store formats – convenience stores,
supermarkets

Therefore a clear action plan for the years to come is needed
PRIORITIES
•
Store expansion
•
Improve customer proposition
•
Better customer service
•
Grow private labels
•
Improve entry prices
•
Build second distribution center
to support expansion and
reduce cost of goods
CHALLENGES
•
Competition is expanding fast
•
Low purchasing power outside of
Bucharest
•
Further professionalize organization
TODAY
•
Mega Image has posted high growth (296
stores in 2013 compared to 40 in 2008)
•
Operations mainly focused on the capital
with ~20% market share
•
The economy has been resilient
•
Profitability has significantly increased
•
2 store formats – convenience stores,
supermarkets

64 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

High free cash flow generation has improved our balance sheet
S&P’s adjusted net
debt / EBITDA
(2)
1.9
2.2
2.5
2013
2012
2011
Net cash position
920
419
2013 1,149
2012
2011
Net debt
2013 1,473
2012 2,072
2011 2,660
669
773
345
2012
2013
2011
Free cash flow
(1)
(   in Millions)
!
(1)
Excluding Maxi acquisition
(2) Adjusted for a.o. operating leases and post retirement obligations – as updated by S&P’s rating services in light of the new methodology issued in 2013; 2013 data based on Delhaize’s own estimates according to S&P’s new methodology

Despite progress made over the last 2 years, we still target further improvements in working capital
Core Working Capital
(1)
(1) Inventories + accounts receivables – accounts payables
(2) Core working capital * 365 / sales
571
-22
154
2013
2012
2011
Days working capital
(2)
US Belgium
10
18
2013
2011
-2
5
1 day of Group core working capital
in 2013 = approximately €60 million

We will remain disciplined in our capital allocation
Geography Category
23%
681
22%
565
Corporate
2013 2012
US
Belgium
SEE
3%
4%
16%
HQ & IT
Distribution Centers
Remodelings
New stores
2013
565
16%
2012
681
9%
Maintenance & Other
19%
18%
17%
34%
23%
23%
25%
22%
25%
52%
49%
(   in Millions)
!

DG payout ratio
2009
2010
2013
2012
2011
2008
Gross dividend (!)
1.48
1.56
1.40
1.76
1.72
1.60
2012
2013
2011
2010
2009
2008
(1) Payout on underlying Group share in net profit
+11.4%
68
We have formalised our dividend policy with a payout
(1)
ratio of
approximately 35%
5-year historical
average: 31.3%
35.0%
33.5%
32.8%
29.8%
30.2%
30.3%

69 Agenda • Diagnostic • Strategic priorities • Q4 and FY 2013 results • Operational overview • Food Lion • Hannaford • Delhaize Belgium • Southeastern Europe • Financial framework • Conclusion

Conclusion
•
We put the customer at the center
•
We have leadership market positions in the majority of our US markets, in Belgium and in Greece
•
We will focus on our core markets
•
We plan to re-invest improved efficiencies and accelerate growth in our core markets
•
We have established clear strategic principles based on diligent analysis
•
We will execute with speed
•
We will update you along the way
•
Food Lion store visits in the fall 2014
•
Elements of 2014 guidance
•
Capex of approximately €625 million
(1)
•
180 new stores
(1) At identical exchange rates (1€ = $1.3281)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 19, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President